UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Brookfield Infrastructure Income Fund Inc.
(Name of Subject Company (Issuer))

Brookfield Infrastructure Income Fund Inc.
(Name of Filing Person(s) (Issuer))

Class I Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G306
(CUSIP Number of Class of Securities)

Class D Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G108
(CUSIP Number of Class of Securities)

Class S Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G405
(CUSIP Number of Class of Securities)

Class T Shares of Common Stock $0.001 Par Value Per Share
(Title of Class of Securities)

11276G207
(CUSIP Number of Class of Securities)

Brian F. Hurley
Brookfield Asset Management Inc.
225 Liberty Street
New York, NY 10281
(855) 777-8001
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))

COPIES TO:

Michael R. Rosella, Esq.
Thomas D. Peeney, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
(212) 318-6000

May 27, 2026
(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 27, 2026 by Brookfield Infrastructure Income Fund Inc. (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 5.0% of its outstanding shares of common stock (the “Shares”) at a price equal to the net asset value per Share as of June 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit B to the Statement (the “Offer to Purchase”). The Fund reserved the right to purchase up to an additional 2% of its outstanding Shares pursuant to Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., Eastern Time, on June 25, 2026.

2.	2,112,774.36 Shares were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Exchange Act.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of approximately $23,489,360.09.

4.	The Fund paid on or about July 31, 2026 to the tendering Shareholders a total of approximately $23,451,066.35, which represents the net asset value as of the Valuation Date of the total amount of Shares tendered by Shareholders (net of the 2% Early Withdrawal Fees, where applicable) upon the terms and subject to the conditions of the Offer.

Except as specifically provided herein, the information contained in the Statement and the Transmittal Letter remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

By:	/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	Secretary
Date:	August 6, 2026